UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 15, 2022, Bit Origin Ltd (the “Company”) entered into an asset purchase agreement (the “Purchase Agreement”) with a seller (the “Seller”), pursuant to which the Company purchased 622 units of cryptocurrency mining equipment from the Seller for a total purchase price of $3,110,000, payable in the form of 8,685,574 ordinary shares (the “Shares”) of the Company, valued at $0.36 per share. The Seller agreed to deliver the miners to a hosting facility located in Macon, Georgia within 15 days from the date of the Purchase Agreement. On August 22, 2022, the Company issued the Shares to the Seller in reliance upon the exemption from securities registration afforded by the provisions of Regulation S as promulgated by the U.S. Securities and Exchange Commission under the Securities Act. The Company made the determination based upon the factors that the Seller is not a “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that the Seller was acquiring the Shares for its own respective account and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Seller understood that the Shares may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

The foregoing descriptions of the Purchase Agreement is qualified in its entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

Press Release

Attached as Exhibit 99.1 is a press release of the Company, dated August 15, 2022, entitled, “Bit Origin Ltd Completes the Acquisition of 622 Miners”.

Exhibit Index

Exhibit No.	Description
10.1	Asset Purchase Agreement, dated August 15, 2022
99.1	Press Release - Bit Origin Ltd Completes the Acquisition of 622 Miners, dated August 15, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board